PROMISSORY NOTE

$891,250.00   Dated: April 30, 2026

FOR VALUE RECEIVED, the undersigned, Ault Lending, LLC, a California limited liability company (the "<u>Maker</u>"), PROMISES TO PAY to the order of SJC Lending, LLC (together with its successors and assigns, the "<u>Payee</u>") the principal sum of Eight Hundred Ninety-One Thousand Two Hundred Fifty Dollars and No Cents ($891,250.00) (the "<u>Principal Amount</u>"), together with interest at the rate specified below. This Promissory Note (the "<u>Note</u>") is being issued pursuant to the terms of the Stock Purchase Agreement (the "<u>Purchase Agreement</u>") dated April 30, 2026 by and between the Maker and the Payee.

1.   <u>Principal, Interest and Term</u>. The outstanding Principal Amount and simple interest accruing on the outstanding Principal amount at the fixed interest of 8.00% per annum shall each be due and payable in full on August 31, 2026 (the "<u>Maturity Date</u>"). Interest shall compound annually and shall be computed on the basis of a year consisting of 365 days.

2.   <u>Mandatory Repayment; Voluntary Prepayment</u>.

2.1.   The Maker shall pay to the Payee as a reduction of the Principal Amount Ninety-Nine Thousand Dollars and No Cents ($99,000.00) (the "<u>Weekly Payment Amount</u>"), plus all accrued but unpaid interest on the Weekly Payment Amount, on each Friday, starting July 3, 2026 and continuing through August 28, 2026.

2.2.   The Note may be prepaid at any time prior to the Maturity Date in the Maker's sole discretion.

3.   <u>Unsecured</u>. This Note is not secured by any mortgage, lien, pledge, charge, financing statement, security interests, hypothecation, or other security device of Maker of any type, and is a general obligation of the Maker.

4.   <u>Events of Default</u>. If any one of the following events shall occur and be continuing (each, an "Event of Default"): (i) the Maker shall fail to pay as and when due in accordance with the terms hereof any outstanding Principal Amount or accrued but unpaid interest on this Note, and such failure shall continue for thirty (30) days after the Maker has received notice thereof from the Payee; or (ii) the Maker shall file a petition for relief or commence a proceeding under any bankruptcy, insolvency, reorganization or similar law (or its governing board shall authorize any such filing or the commencement of any such proceeding), have any liquidator, administrator, trustee or custodian appointed with respect to it or any substantial portion of its business or assets, make a general assignment for the benefit of creditors or generally admit its inability to pay its debts as they come due; then in any such event the Payee may, by notice to the Maker, declare the entire outstanding Principal Amount together with all interest accrued and unpaid thereon to be immediately due and payable, whereupon this Note and all such accrued interest shall become and be immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker. Notwithstanding the foregoing, if any event described in clause (ii) above shall occur, the entire outstanding Principal Amount together with all interest accrued and unpaid thereon shall automatically become due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by the Maker.

5.   <u>Binding Effect; Assignment</u>. This Note shall be binding upon the Maker and its successors and inure to the benefit of the Payee and its successors and assigns. The obligations of the Maker under this

Note may not be delegated to or assumed by any other party, and any such purported delegation or assumption shall be null and void.

6.   Miscellaneous.

6.1.   Both the outstanding Principal Amount and interest are payable in lawful money of the United States of America. If any payment due hereunder falls on a Saturday, a Sunday or any other day on which commercial banks in New York, New York are authorized or required to close under applicable law, such payment shall be payable on the next succeeding business day, with interest accruing thereon until the date of payment thereof.

6.2.   If the Maker shall fail to pay any amount payable hereunder on the due date therefor, Maker shall pay all costs of collection, including, but not limited to, attorney's fees and expenses, incurred by Payee on account of such collection.

6.3.   The Maker waives presentment, demand, protest and notice of any kind (including notice of presentment, demand, protest, dishonor and nonpayment). The Maker shall pay the Payee all sums which are payable pursuant to the terms of this Note without setoff, recoupment or deduction of any kind or for any reason whatsoever.

6.4.   No delay on the part of the Payee in exercising any option, power or right hereunder, shall constitute a waiver thereof, nor shall the Payee be estopped from enforcing the same or any other provision at any later time or in any other instance. No waiver of any of the terms or provisions of this Note shall be effective unless in writing, duly signed by the party to be charged. This Note shall not be modified except by a writing signed by both the Maker and the Payee.

6.5.   Section 7.12 (*Dispute Resolution*) of the Purchase Agreement is incorporated by reference herein and shall apply *mutatis mutandis* with respect to the subject matter of this Note.

IN WITNESS WHEREOF, the Maker has caused this Note to be duly executed as of the date first above written.

AULT LENDING, LLC

By: _____

Name: David J. Katzoff
Title: Manager
Email: